VELLA PRODUCTIONS INC.
999 3rd Avenue, Suite 3800, Seattle, WA 98104
Telephone: (206) 224-3725
Fax: (206) 521-9317

October 23, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: 3561

Attention: Tia Jenkins, Financial Analyst

Dear Sirs:

Re:	Vella Productions Inc. - Registration Statement on Form SB-2
Amendment No. 1 - File No. 333-137134

Further to your letter dated October 4, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Prospectus
Management’s Discussion and Analysis or Plan of Operation - Page 21

1.	Revise the first paragraph under this heading to clarify that your revenue will not be sales but instead be commissions earned on the gross sales of the private company of Spike Tea.

We have amended the first paragraph of the Management’s Discussion and Analysis or Plan of Operation section with clarification of the nature of our revenue.

Financial Statements
Note 2 – Summary of Significant Accounting Policies

2.

Provide a revenue recognition policy note that indicates the nature of your planned revenues (commission representing 7.5% of the private company’s gross sales of Spike Tea) and describes how you intend to recognize revenue in the financial statements. Please refer to the guidance of SAB Topic 13.A.1 and EITF 99-19. Although your described policy should comply with the 4 criteria set forth in the SAB and the consensus to the EITF, it should be specific to your business.

We have provided a revenue recognition policy note in the Note 2 to the audited financial statements for the period ended July 31, 2006.

Yours truly,

/s/ Olga Lenova

Vella Productions Inc.
Olga Lenova, President